

File No. 82-5215
松井証券
ネットストック

RECEIVED
2006 DEC -1 P 12:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 28, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



06018916

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for The Three Months Ended June 30, 2006

If you have any further questions or requests for additional information please do not hesitate to contact Kumiko HAYASHI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-hayashi@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.



By

Name: Shinichi UZAWA
Title: Chief Financial Officer



PROCESSED

DEC 0 6 2006
THOMSON FINANCIAL





大正７年創業以来、昔も今も個人のお客様とともに
松井証券株式会社

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2006

Date: July 28, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/about_matsui/en/)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer

1. Preparation of consolidated financial summary

1) Simplified accounting policies: None
2) Changes in accounting policies: None
3) Changes in scope of consolidation and equity method: None

2. Consolidated financial summary for the three months ended June 30, 2006

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2006	11,820	(21.9)	11,120	(22.6)	6,454	(14.3)	6,507	(15.1)
Three months ended June 30, 2005	9,693	(−6.9)	9,073	(−7.5)	5,646	(−15.0)	5,655	(−14.2)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,116	(64.2)	37,062	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Three months ended June 30, 2006	3,804	(18.0)	14.18	12.65
Three months ended June 30, 2005	3,224	(−14.6)	12.06	10.74
Year ended March 31, 2006	20,650	(63.3)	77.11	68.78

Note: 1. Average number of shares outstanding
Three months ended Jun. 30, 2006 268,254,994 shares
Three months ended Jun. 30, 2005 267,239,739 shares
Year ended Mar. 31, 2006 267,808,149 shares

2. The Company split its stock in three-for-one on May 17, 2005. The per share data of the three months ended June 30, 2005 and the year ended March 31, 2006 are calculated under the assumption that the stock split had been carried out at the beginning of the fiscal year ended March 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of June 30, 2006	924,003	65,169	7.1	242.93
As of June 30, 2005	708,651	49,226	6.9	184.16
As of March 31, 2006	1,067,210	67,645	6.3	252.17

Note: 1. Number of shares outstanding
As of Jun. 30, 2006 268,255,994 shares
As of Jun. 30, 2005 267,294,180 shares
As of Mar. 31, 2006 268,250,059 shares

2. The figures for the three months ended June 2005 and the year ended March 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/ share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Assets)			
Current assets			
Cash and bank deposits	111,484	54,297	102,403
Cash segregated as deposits	276,005	242,003	322,005
Cash in trust	1,000	10,200	1,000
Trading assets	—	12	—
Net receivables arising from pre-settlement date trades	86	248	705
Margin account assets:	505,065	382,398	610,279
Loans receivable from customers	503,782	376,759	606,561
Cash deposited as collateral for securities borrowed from securities finance companies	1,283	5,638	3,719
Receivables on collateralized securities transactions:	256	1,493	1,747
Cash deposits collateral for securities borrowed	256	1,493	1,747
Receivables from customers and others	49	30	17
Advance paid for subscription	—	—	66
Short-term guarantee deposits	15,521	6,421	13,066
Suspence account for securities to deliver	—	0	—
Others	7,816	5,322	9,149
Allowance for doubtful accounts	(373)	(167)	(391)
Total current assets	916,909	702,258	1,060,045
Fixed assets			
Tangible fixed assets	1,104	1,150	1,111
Intangible assets	2,747	2,416	2,779
Software	2,718	2,379	2,748
Others	29	37	31
Investments and others	3,243	2,828	3,275
Investment securities	1,782	1,642	1,934
Others	2,189	1,242	2,102
Allowance for doubtful accounts	(728)	(57)	(760)
Total fixed assets	7,094	6,394	7,165
Total assets	924,003	708,651	1,067,210

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Liabilities)			
Current liabilities			
Margin account liabilities:	94,774	92,886	218,035
Loans from securities finance companies	70,561	56,493	178,733
Proceeds of securities sold on customers' account	24,213	36,393	39,302
Payables on collateralized securities transactions:	117,661	85,840	153,120
Cash deposits as collateral for securities loaned	117,661	85,840	153,120
Deposits received	148,398	123,322	155,473
Guarantee money received	189,682	147,427	196,235
Suspense account for undelivered securities	15	2	8
Short-term borrowings	160,150	113,746	118,650
Commercial paper	3,000	2,000	—
Bond due within one year	20,000	—	20,000
Accrued income taxes	1,831	1,946	12,141
Accrued bonuses	38	44	383
Others	3,428	1,679	3,046
Total current liabilities	738,977	568,892	877,091
Long-term liabilities			
Bond	40,000	40,000	40,000
Convertible bond	39,800	39,800	39,800
Long-term borrowings	36,893	8,453	39,643
Reserve for directors' retirement bonuses	206	241	235
Others	0	0	0
Total long-term liabilities	116,899	88,493	119,678
Statutory reserves			
Reserve for securities transactions	2,958	2,040	2,795
Total Statutory reserves	2,958	2,040	2,795
Total liabilities	858,834	659,425	999,565
(Shareholders' equity)			
Common stock	—	11,569	11,750
Capital surplus	—	9,417	9,598
Earned surplus	—	28,070	45,497
Net unrealized gain (loss) on Investment securities, net of taxes	—	191	822
Treasury stock	—	(21)	(22)
Total shareholders' equity	—	49,226	67,645
Total liabilities and shareholders' equity	—	708,651	1,067,210

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Net assets)			
Shareholders' equity			
Common stock	11,752	—	—
Capital surplus	9,600	—	—
Earned surplus	43,107	—	—
Treasury stock	(22)	—	—
Total shareholders' equity	64,436	—	—
Valuation and translation adjustments			
Net unrealized gain (loss) on investment securities, net of taxes	732	—	—
Total valuation and translation adjustments	732	—	—
Total net assets	65,169	—	—
Total liabilities and net assets	924,003	—	—

Consolidated Statements of Income

(Millions of Yen)

Item	Three months ended June 30, 2006	Three months ended June 30, 2005	Year ended March 31, 2006
Operating revenues			
Commissions	7,524	6,718	42,477
Net gain (loss) on trading	(1)	(31)	(244)
Interest and dividend income	4,297	3,005	14,839
Total operating revenues	11,820	9,693	57,072
Interest expenses	700	620	2,922
Net operating revenues	11,120	9,073	54,150
Selling, general and administrative expenses	4,666	3,427	17,034
Transaction related expenses	1,368	981	5,000
Employees' compensation and benefits	452	501	1,979
Occupancy and rental	90	72	324
Data processing and office supplies	2,309	1,497	7,173
Depreciation	288	237	1,050
Duties and taxes other than income taxes	80	58	353
Provision of allowance for doubtful accounts	—	21	949
Others	80	58	206
Operating income	6,454	5,646	37,116
Non-operating income	58	34	175
Non-operating expenses	5	25	230
Ordinary income	6,507	5,655	37,062
Special profits	46	—	189
Special losses	163	184	1,031
Income before income taxes	6,390	5,471	36,220
Income taxes – current	1,806	1,914	16,746
Income taxes – deferred	780	333	(1,176)
Net income	3,804	3,224	20,650

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the year ended Mar. 31, 2006 ('06.1. 1 - '06.3.31)	Total for the year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)	1Q of the year ended Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)
Operating revenues	9,693	12,770	16,379	18,230	57,072	11,820
Commissions	6,718	9,524	13,060	13,175	42,477	7,524
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)	(1)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839	4,297
Interest expenses	620	776	795	731	2,922	700
Net operating revenues	9,073	11,994	15,584	17,499	54,150	11,120
Selling, general and administrative expenses	3,427	3,621	4,311	5,676	17,034	4,666
Transaction related expenses	981	1,099	1,322	1,598	5,000	1,368
Employees' compensation and benefits	501	384	470	624	1,979	452
Occupancy and rental	72	80	85	86	324	90
Data processing and office supplies	1,497	1,659	1,991	2,027	7,173	2,309
Depreciation	237	252	273	288	1,050	288
Duties and taxes other than income taxes	58	80	94	120	353	80
Provision of allowance for doubtful accounts	21	8	17	903	949	—
Others	58	59	60	29	206	80
Operating income	5,646	8,373	11,274	11,823	37,116	6,454
Non-operating income and expenses	9	(2)	(98)	37	(54)	53
Ordinary income	5,655	8,371	11,176	11,860	37,062	6,507
Special profits and losses	(184)	(260)	(97)	(301)	(842)	(117)
Income before income taxes	5,471	8,111	11,079	11,559	36,220	6,390
Income taxes-current	1,914	3,898	4,874	6,059	16,746	1,806
Income taxes-deferred	333	(403)	(130)	(977)	(1,176)	780
Net income	3,224	4,615	6,334	6,477	20,650	3,804

Non-Consolidated Financial Summary under Japanese GAAP

For the Three Months Ended June 30, 2006

Date: July 28, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/about_matsui/en/)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer

1. Preparation of consolidated financial summary

1) Simplified accounting policies: None
2) Changes in accounting policies: None

2. Non-Consolidated financial summary for the three months ended June 30, 2006

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2006	11,820	(21.9)	11,120	(22.6)	6,454	(14.3)	6,504	(15.1)
Three months ended June 30, 2005	9,693	(−6.9)	9,073	(−7.5)	5,646	(−15.0)	5,653	(−14.1)
Year ended March 31, 2006	57,072	(54.6)	54,150	(56.4)	37,113	(64.2)	37,052	(64.2)

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Three months ended June 30, 2006	3,802	(18.0)	14.17	12.65
Three months ended June 30, 2005	3,222	(−14.6)	12.06	10.74
Year ended March 31, 2006	20,644	(63.4)	77.08	68.76

Note: 1. Average number of shares outstanding
Three months ended Jun. 30, 2006 268,254,994 shares
Three months ended Jun. 30, 2005 267,239,739 shares
Year ended Mar. 31, 2006 267,808,149 shares

2. The Company split its stock in three-for-one on May 17, 2005. The per share data of the three months ended June 30, 2005 and the year ended March 31, 2006 are calculated under the assumption that the stock split had been carried out at the beginning of the fiscal year ended March 31, 2006.

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets/share	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
As of June 30, 2006	923,935	65,103	7.0	242.69	411.5
As of June 30, 2005	708,591	49,168	6.9	183.95	401.2
As of March 31, 2006	1,067,143	67,581	6.3	251.93	346.0

Note:
1. Number of shares outstanding
   - As of Jun. 30, 2006 268,255,994 shares
   - As of Jun. 30, 2005 267,294,180 shares
   - As of Mar. 31, 2006 268,250,059 shares
2. Number of treasury stocks
   - As of Jun. 30, 2006 31,491 shares
   - As of Jun. 30, 2005 30,722 shares
   - As of Mar. 31, 2006 31,426 shares
3. The figures for the three months ended June 2005 and the year ended March 2006 that previously appeared under the headings "Shareholders' equity", "Shareholders' equity ratio" and "Shareholders' equity/ share" are shown in the columns "Net assets", "Equity ratio" and "Net assets/share" respectively.

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Assets)			
Current assets			
Cash and bank deposits	111,294	54,123	102,214
Cash segregated as deposits	276,005	242,003	322,005
Cash in trust	1,000	10,200	1,000
Trading assets	–	12	–
Net receivables arising from pre-settlement date trades	86	248	705
Margin account assets:	505,065	382,398	610,279
Loans receivable from customers	503,782	376,759	606,561
Cash deposited as collateral for securities borrowed from securities finance companies	1,283	5,638	3,719
Receivables on collateralized securities transactions:	256	1,493	1,747
Cash deposits collateral for securities borrowed	256	1,493	1,747
Receivables from customers and others	49	30	17
Advance paid for subscription	–	–	66
Short-term guarantee deposits	15,521	6,421	13,066
Suspense account for securities to deliver	–	0	–
Others	7,815	5,318	9,148
Allowance for doubtful accounts	(373)	(167)	(391)
Total current assets	916,718	702,080	1,059,856
Fixed assets			
Tangible fixed assets	778	817	784
Intangible assets	2,747	2,416	2,779
Software	2,718	2,379	2,748
Others	29	37	31
Investments and others	3,693	3,278	3,724
Investment securities	1,782	1,642	1,934
Shares of affiliate companies	450	450	450
Others	2,188	1,242	2,101
Allowance for doubtful accounts	(728)	(57)	(760)
Total fixed assets	7,218	6,511	7,287
Total assets	923,935	708,591	1,067,143

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Liabilities)			
Current liabilities			
Margin account liabilities:	94,774	92,886	218,035
Loans from securities finance companies	70,561	56,493	178,733
Proceeds of securities sold on customers' account	24,213	36,393	39,302
Payables on collateralized securities transactions:	117,661	85,840	153,120
Cash deposits as collateral for securities loaned	117,661	85,840	153,120
Deposits received	148,398	123,322	155,472
Guarantee money received	189,682	147,427	196,235
Suspense account for undelivered securities	15	2	8
Short-term borrowings	160,150	113,746	118,650
Commercial paper	3,000	2,000	—
Bond due within one year	20,000	—	20,000
Accrued income taxes	1,830	1,946	12,140
Accrued bonuses	38	44	382
Others	3,427	1,678	3,045
Total current liabilities	738,975	568,890	877,088
Long-term liabilities			
Bond	40,000	40,000	40,000
Convertible bond	39,800	39,800	39,800
Long-term borrowings	36,893	8,453	39,643
Reserve for directors' retirement bonuses	206	241	235
Total long-term liabilities	116,899	88,493	119,678
Statutory reserves			
Reserve for securities transactions	2,958	2,040	2,795
Total Statutory reserves	2,958	2,040	2,795
Total liabilities	858,832	659,423	999,562
(Shareholders' equity)			
Common stock	—	11,569	11,750
Capital surplus			
Additional paid-in capital	—	9,417	9,598
Total capital surplus	—	9,417	9,598
Earned surplus			
Earned surplus reserves	—	159	159
Voluntary reserves	—	4,250	4,250
Special purpose reserves	—	4,250	4,250
Inappropriate retained earnings	—	23,603	41,024
Total earned surplus	—	28,012	45,433
Net unrealized gain (loss) on Investment securities, net of taxes	—	191	822
Treasury stock	—	(21)	(22)
Total shareholders' equity	—	49,168	67,581
Total liabilities and shareholders' equity	—	708,591	1,067,143

(Millions of Yen)

Item	June 30, 2006	June 30, 2005	March 31, 2006
(Net assets)			
Shareholders' equity			
Common stock	11,752	—	—
Capital surplus	9,600	—	—
Earned surplus	43,041	—	—
Treasury stock	(22)	—	—
Total shareholders' equity	64,371	—	—
Valuation and translation adjustments			
Net unrealized gain (loss) on investment securities, net of taxes	732	—	—
Total valuation and translation adjustments	732	—	—
Total net assets	65,103	—	—
Total liabilities and net assets	923,935	—	—

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Three months ended June 30, 2006	Three months ended June 30, 2005	Year ended March 31, 2006
Operating revenues			
Commissions	7,524	6,718	42,477
Net gain (loss) on trading	(1)	(31)	(244)
Interest and dividend income	4,297	3,005	14,839
Total operating revenues	11,820	9,693	57,072
Interest expenses	700	620	2,922
Net operating revenues	11,120	9,073	54,150
Selling, general and administrative expenses	4,667	3,427	17,037
Transaction related expenses	1,368	981	5,000
Employees' compensation and benefits	450	500	1,974
Occupancy and rental	94	77	344
Data processing and office supplies	2,309	1,497	7,173
Depreciation	287	236	1,044
Duties and taxes other than income taxes	79	57	348
Provision of allowance for doubtful accounts	—	21	949
Others	79	58	205
Operating income	6,454	5,646	37,113
Non-operating income	56	32	168
Non-operating expenses	5	25	230
Ordinary income	6,504	5,653	37,052
Special profits	46	—	189
Special losses	163	184	1,029
Income before income taxes	6,387	5,469	36,212
Income taxes - current	1,805	1,914	16,744
Income taxes - deferred	780	333	(1,176)
Net income	3,802	3,222	20,644

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Three months ended Jun. 30, 2006 (A)	Three months ended Jun. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Brokerage	6,875	6,149	111.8%	39,182
(Stocks)	6,815	6,121	111.3%	39,040
(Bonds)	–	–	–	–
(Beneficiary certificates)	41	16	263.9%	105
(Others)	19	12	155.6%	37
Underwriting and selling	19	60	32.7%	164
Subscription and distribution	0	2	21.8%	23
Others	629	507	124.0%	3,108
Total	7,524	6,718	112.0%	42,477

(2) Commission revenues by product

(Millions of Yen)

	Three months ended Jun. 30, 2006 (A)	Three months ended Jun. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Stocks	7,042	6,356	110.8%	40,074
Bonds	–	–	–	–
Beneficiary certificates	42	17	246.1%	111
Others	439	345	127.5%	2,293
Total	7,524	6,718	112.0%	42,477

2. Net trading gains

(Millions of Yen)

	Three months ended Jun. 30, 2006 (A)	Three months ended Jun. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Stocks	(3)	(33)	–	(253)
Bonds and others	3	2	113.2%	9
Bonds	–	–	–	–
Others	3	2	113.2%	9
Total	(1)	(31)	–	(244)

3. Stock trading

(Millions of shares, Millions of Yen)

	Three months ended Jun. 30, 2006 (A)		Three months ended Jun. 30, 2005 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2006	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	7,957	7,615,310	7,557	4,754,107	105.3%	160.2%	45,009	33,537,762
(Proprietary trading)	0	109	0	385	156.7%	28.2%	3	7,760
(Brokerage)	7,957	7,615,202	7,557	4,753,722	105.3%	160.2%	45,006	33,530,002
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Three months ended Jun. 30, 2006 (A)	Three months ended Jun. 30, 2005 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2006
Underwriting and selling	Stocks	(Number of shares)	0	0	9.1%	0
		(Value)	699	1,257	55.6%	4,042
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	4.6%	0
		(Value)	13	44	28.7%	988
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	1,068	527	202.6%	2,486
	Commercial paper and others	(value)	–	–	–	–

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Jun. 30, 2006	As of Jun. 30, 2005	As of Mar. 31, 2006
Tier I Capital		(A)	64,370	48,976	60,565
Tier II Capital	Net unrealized gain on investment		732	190	821
	Statutory reserves		2,958	2,039	2,795
	Allowance for doubtful accounts		372	166	390
	Long-term subordinate debts		–	–	–
	Short-term subordinate debts		–	–	–
	Total	(B)	4,063	2,397	4,007
Assets to be deducted from equity capital		(C)	6,030	5,424	5,957
Equity capital after deduction (A) + (B) − (C)		(D)	62,404	45,950	58,616
Risk	Market risk		166	150	185
	Counter party risk		10,773	8,217	12,945
	Basic risk		4,223	3,083	3,807
	Total	(E)	15,163	11,451	16,938
Capital adequacy ratio		(D)/(E)	411.5%	401.2%	346.0%

Note: Capital adequacy ratio as of March 31, 2006 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the Year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the Year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	4Q of the Year ended Mar. 31, 2006 ('06. 1. 1 - '06. 3.31)	Total for the Year ended Mar. 31, 2006 ('05. 4. 1 - '06. 3.31)	1Q of the Year ended Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)
Operating revenues	9,693	12,770	16,379	18,230	57,072	11,820
Commissions	6,718	9,524	13,060	13,175	42,477	7,524
Net gain (loss) on trading	(31)	(58)	(700)	544	(244)	(1)
Interest and dividend income	3,005	3,304	4,019	4,511	14,839	4,297
Interest expenses	620	776	795	731	2,922	700
Net operating revenues	9,073	11,994	15,584	17,499	54,150	11,120
Selling, general and administrative expenses	3,427	3,622	4,312	5,676	17,037	4,667
Transaction related expenses	981	1,099	1,322	1,598	5,000	1,368
Employees' compensation and benefits	500	383	469	623	1,974	450
Occupancy and rental	77	85	90	91	344	94
Data processing and office supplies	1,497	1,659	1,991	2,026	7,173	2,309
Depreciation	236	251	271	287	1,044	287
Duties and taxes other than income taxes	57	79	93	119	348	79
Provision of allowance for doubtful accounts	21	8	17	903	949	—
Others	58	58	60	29	205	79
Operating income	5,646	8,372	11,273	11,822	37,113	6,454
Non-operating income and expenses	7	(4)	(100)	35	(61)	51
Ordinary income	5,653	8,368	11,173	11,857	37,052	6,504
Special profits and losses	(184)	(260)	(97)	(299)	(840)	(117)
Income before income taxes	5,469	8,108	11,076	11,558	36,212	6,387
Income taxes-current	1,914	3,898	4,876	6,055	16,744	1,805
Income taxes-deferred	333	(403)	(130)	(976)	(1,176)	780
Net income	3,222	4,612	6,330	6,479	20,644	3,802

7. Operational information for Netstock

First half of year ended 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of year ended 2004

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of year ended 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of year ended 2005

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts	210,147	219,658	232,808	242,370	254,082	269,471
(Change)	(9,145)	(9,511)	(13,150)	(9,562)	(11,712)	(15,389)
Number of Netstock margin accounts	45,616	46,807	47,688	48,661	49,912	51,316
(Change)	(905)	(1,191)	(881)	(973)	(1,251)	(1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of year ended 2006

	Apr. 2005	May 2005	Jun. 2005	Jul. 2005	Aug. 2005	Sep. 2005
Number of Netstock accounts (Change)	284,919 (15,448)	298,884 (13,965)	314,216 (15,332)	326,371 (12,155)	338,003 (11,632)	351,407 (13,404)
Number of Netstock margin accounts (Change)	52,554 (1,238)	53,548 (994)	55,880 (2,332)	57,367 (1,487)	58,505 (1,138)	60,171 (1,666)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327	1,931,507	2,403,068	2,524,468
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605	1,774,880	2,548,285	2,925,199

Second half of year ended 2006

	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Mar. 2006
Number of Netstock accounts (Change)	367,728 (16,321)	386,639 (18,911)	409,766 (23,127)	433,868 (24,102)	475,451 (41,583)	517,521 (42,070)
Number of Netstock margin accounts (Change)	61,454 (1,283)	62,697 (1,243)	64,245 (1,548)	66,329 (2,084)	68,731 (2,402)	71,154 (2,423)
Number of share trades via Netstock	2,392,812	2,857,554	3,566,327	3,578,778	3,134,644	2,768,540
Total value of shares traded via Netstock (Millions of Yen)	2,674,613	3,467,632	4,667,683	4,402,204	3,531,738	2,818,275

First half of year ended 2007

	Apr. 2006	May 2006	Jun. 2006
Number of Netstock accounts (Change)	549,911 (32,390)	572,191 (22,280)	588,267 (16,076)
Number of Netstock margin accounts (Change)	73,510 (2,356)	75,566 (2,056)	77,429 (1,863)
Number of share trades via Netstock	3,053,943	2,653,956	3,191,103
Total value of shares traded via Netstock (Millions of Yen)	3,052,762	2,251,632	2,349,089